UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number: 001-07155 (R.H. Donnelley Corporation)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   DonTech Profit Participation Plan

B. Name of issuers of the securities held pursuant to the plan and the address of their principal executive offices:

   R.H. Donnelley Corporation, 1001 Winstead Drive, Cary, NC 27513 and

   SBC Communications Inc., 175 E. Houston Street, San Antonio, TX 78205

DONTECH PROFIT PARTICIPATION PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the DonTech Profit Participation Plan and the Employee Benefits Committee of the Board of Directors of DonTech II.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DonTech Profit Participation Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
June 24, 2005

DONTECH PROFIT PARTICIPATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2004 and 2003
(Dollars in Thousands)

	December 31,
	2004	2003

Investments, at fair value
Mutual funds	$13,017	$10,317
Common stock	8,355	8,035
Loans to Participants	1,260	1,154
Pooled separate account	—	10,034
Common/Collective trust	22,576	12,409

Total investments	45,208	41,949

Receivables
Employer contributions	31	19
Participant contributions	89	81
Accrued interest	14	16

Total receivables	134	116

Cash	—	159

NET ASSETS AVAILABLE FOR BENEFITS	$45,342	$42,224

The accompanying notes are an integral part of these financial statements.

DONTECH PROFIT PARTICIPATION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 and 2003
(Dollars in Thousands)

	Years Ended December 31,
	2004	2003

Additions:
Investment income
Interest and dividends	$985	$1,023
Net realized and unrealized appreciation in fair value of investments	3,591	5,066

Total investment income	4,576	6,089

Contributions
Employer contributions	922	835
Participant contributions	2,944	2,919

Total contributions	3,866	3,754

Total additions	8,442	9,843

Deductions:
Net distributions to Participants	5,324	5,225

Total deductions	5,324	5,225

Net increase in net assets	3,118	4,618

Net assets available for benefits at beginning of period	42,224	37,606

NET ASSETS AVAILABLE FOR BENEFITS AT END OF PERIOD	$45,342	$42,224

The accompanying notes are an integral part of these financial statements.

DONTECH PROFIT PARTICIPATION PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

Note 1. Plan Description

Overview

The DonTech II Partnership (the “Partnership”) is a 50/50 general partnership between R.H. Donnelley Inc. (“RHD Inc.”) and DonTech Holdings, LLC (“DTH”). DTH is a limited liability company wholly owned by RHD Inc., a wholly-owned subsidiary of R.H. Donnelley Corporation (“RHD”). On September 1, 2004, RHD completed the acquisition of the directory publishing business of SBC Communications, Inc. (“SBC”) in Illinois and Northwest Indiana, including SBC’s interests in the Partnership, which at that time, was a 50/50 general partnership between RHD Inc. and Ameritech Publishing of Illinois, Inc. (“APIL”), an indirect wholly owned subsidiary of SBC. Prior to and subsequent to the acquisition, the Partnership conducts business under the name DonTech and is herein referred to as “DonTech” or the “Company.”

DonTech, as the Plan Administrator, has adopted the DonTech Profit Participation Plan (the “Plan”) for the benefit of its eligible employees. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established to provide a convenient way for eligible employees to save on a regular and long-term basis. The following summary provides an overview of major Plan provisions in effect for the years ended December 31, 2004 and 2003 and is provided for general information purposes. Employees who contribute to the Plan (“Participants”) or former employees who have assets in the Plan should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications. In addition, certain changes are being made to the Plan effective July 1, 2005, of which employees have been informed. See Note 7, “Subsequent Events.”

Eligibility

Full-time employees of the Company are immediately eligible to participate in the Plan on their date of hire. Part-time employees who work at least one thousand hours during the consecutive twelve-month period following employment or in any calendar year thereafter are eligible to participate in the Plan on the first day of the following January.

Contributions

Contributions are made to the Plan by the Company on behalf of each eligible Participant based upon the Participant’s elected compensation deferral through payroll deductions. Participants in the Plan authorize direct payroll deductions of between 1% and 6%, in whole percent increments, of their included compensation, as defined by the Plan document (“Basic Contributions”). Participants may make additional contributions (“Investment Contributions”) up to a maximum of 10% of included compensation.

Participants’ Basic Contributions and Investment Contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after-tax earnings. In any Plan year, a Participant may contribute up to a maximum of 16% of his or her included compensation (up to 6% in Basic Contributions and 10% in Investment Contributions) or the maximum allowed by the Internal Revenue Code, as amended (“IRC”), whichever is less. The IRC limit on before-tax contributions for 2004 and 2003 was $13,000 and $12,000, respectively.

The Company makes contributions (“Matching Contributions”) equal to a minimum of 50% of aggregate Basic Contributions. Investment Contributions are not eligible for Matching Contributions.

To comply with certain provisions of the Tax Reform Act of 1986, as amended (the “Act”), the Plan limits covered compensation for purposes of determining Basic, Investment and Matching Contributions (collectively, “Contributions”) to $205,000 for the Plan year ended December 31, 2004 and $200,000 for the Plan year ended December 31, 2003. All contributions are subject to limitations imposed by the IRC and ERISA.

Vesting

Basic, Investment and Matching Contributions made after June 1, 2000 are fully vested when made.

Investment Options

The Plan allows Participants to allocate their Contributions to various investment options available under the Plan. These elections must be made in 1% increments. Participants are able to reallocate their entire account balances in multiples of 1% among the Plan’s investment options. Effective October 11, 2004, Participants are no longer permitted to invest new plan contributions in, or make transfers to the SBC Communications Inc. Common Stock Fund.

Payment of Benefits

Upon termination of service with the Company, Participants are entitled to a lump sum distribution of the vested portion of their account balance. Upon retirement or if a Participant becomes totally and permanently disabled or dies, the Participant or their beneficiary is entitled to their entire account balance. Retired and terminated Participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

Withdrawals

The Plan allows withdrawals of after-tax and rollover contributions while an active employee. The Plan also allows for a “financial hardship” withdrawal for Participants under age 59 1/2 years of before-tax contributions in cases of demonstrated “financial hardship.”

Participant Loans

Participants may borrow from their vested account balance a minimum of $500 up to a maximum of $50,000, or 50% of the vested account balance, whichever is less. Loan terms range from 1 to 5 years or up to 10 years if the proceeds of the loan are used for the purchase of the Participant’s primary residence. Loans are secured by the balance in the Participant’s account and bear interest at the Prime rate, as quoted in the Wall Street Journal as of the last day of the month immediately preceding the receipt of the loan application, plus 2%. Principal and interest payments are payable ratably through direct payroll deductions. At December 31, 2004 and 2003, interest rates for outstanding loans ranged from 6.0% to 11.50%.

Forfeitures

Forfeited amounts reduce future Company contributions. Forfeitures used for the years ended December 31, 2004 and 2003 were $16,000 and $24,000, respectively. The forfeitures are related to Participants whose employment with the Company terminated prior to June 1, 2000 (the date the Plan was amended to change the vesting of Matching Contributions to be fully vested when made), but did not take a distribution until the 2004 and 2003 Plan years, respectively.

Rollovers

Eligible employees are permitted to rollover qualified pre-tax contributions from certain retirement plans.

Note 2. Summary of Significant Accounting Policies

Method of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition

The fair value of the Plan assets is determined based on quoted market prices for shares of stock. Shares of common/collective trusts are valued daily by Merrill Lynch, the Plan’s Trustee, according to the underlying investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximates fair value. The net appreciation or depreciation in the fair value of the investments, as applicable, consists of realized and unrealized appreciation or depreciation for the specified period. Net unrealized appreciation or depreciation is determined based on the difference between the average cost of the investments and the market value as of each valuation date of such investment. Average cost is determined based on the weighted-average cost of all investments purchased less any dispositions. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

Contributions

Participant contributions represent the amounts withheld each pay period. Company contributions are based upon amounts required under the provisions of the Plan.

Benefit Payments

Benefits are recorded when paid.

Expenses and Administrative Costs

All expenses and administrative costs are paid by the Company. Fees paid by the Company for the years ended December 31, 2004 and 2003 were $68,011 and $56,003, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in a number of funds which invest in stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect Participant account balances and amounts reported in the financial statements and accompanying notes.

Plan Termination

While the Company has not expressed any intent to do so, it may discontinue its contributions or terminate the Plan at any time, subject to the provisions of ERISA and the IRC. These provisions state that in such an event, all Participants of the Plan shall be fully vested in the current market value of amounts credited to their accounts as of the date of termination. See Note 7, “Subsequent Events” regarding the planned merger of the Plan with and into the R.H. Donnelley 401(k) Savings Plan, which will not constitute a termination of the Plan.

Note 3. Investments

Trust

Merrill Lynch is the Trustee of the Plan assets, record keeper and investment advisor. As of December 31, 2004 and 2003, all cash and investments of the Plan are in the DonTech Profit Participation Plan Trust (the “Trust”).

Investment Funds

Participants of the Plan can elect to have Contributions credited to their Plan accounts invested in one or more of the various investment fund options of the Plan.

The investments reflected in the Statements of Net Assets Available for Benefits represent the total assets in the Trust as of December 31, 2004 and 2003.

The following presents investments that represent 5 percent or more of the Plan’s net assets at fair value:

	Year ended December 31,
(amounts in thousands)	2004	2003

R.H. Donnelley Corporation Common Stock	$4,178	$2,399
SBC Communications Inc. Common Stock	4,177	5,636
Merrill Lynch Retirement Preservation Trust	9,763	10,034
Merrill Lynch Equity Index Trust I	12,813	12,409
ING International Value Fund Cl A	2,399	—
PIMCO Total Return Fund Cl A	2,783	2,765
Van Kampen American Value Fund	2,281	1,882

During the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value as follows:

(amounts in thousands)	2004	2003

Mutual funds	$1,126	$1,799
Common stock	1,198	503
Common/Collective trusts	1,267	2,764

Total	$3,591	$5,066

Note 4. Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 17, 2004, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the effective date of the letter, the Plan Administrator and the Administrator’s legal counsel believe the amendments do not alter the tax status of the Plan and the Plan is currently being operated in compliance with section 401(a) of the IRC and the related Trust is exempt from federal income tax under section 501(a) of the IRC.

Note 5. Related Party Transactions

During the year ended December 31, 2004, the Plan purchased 21,712 shares of RHD common stock valued at $1,068,691, sold 9,682 shares with proceeds of $460,616, and had 1,496 shares of in-kind share distributions with a market value of $78,807. During the year ended December 31, 2003, the Plan purchased 5,778 shares of RHD common stock valued at $210,358, sold 7,158 shares with proceeds of $273,020, and had 3,881 shares of in-kind share distributions with a market value of $147,084. During the year ended December 31, 2004, the Plan purchased 23,122 shares of SBC common stock valued at $580,492, sold 72,672 shares with proceeds of $1,877,974, and had 4,528 shares of in-kind share distributions with a market value of $109,401. During the year ended December 31, 2003, the Plan purchased 52,788 shares of SBC common stock valued at $1,227,478, sold 45,572 shares with proceeds of $1,090,120, and had 6,639 shares of in-kind share distributions with a market value of $160,216. An in-kind share distribution represents the transfer of shares from one retirement plan to another in the form of stock. These shares are not liquidated and therefore do not represent a sale.

Note 5. Related Party Transactions (continued)

Shares of the Merrill Lynch Equity Index Trust I, the Merrill Lynch Fundamental Growth Fund Cl I, the Merrill Lynch Global Small Cap Fund Cl I and the Merrill Lynch Retirement Preservation Trust (in which the DonTech Stable Value Fund is 100% invested) are managed by the Trustee and therefore, these transactions qualify as party-in-interest transactions.

Plan assets include Common Stock, Common/Collective Trusts and Mutual Funds that are managed by the Trustee. A portion of the income of the Plan is derived from these investments and therefore, these transactions qualify as party-in-interest transactions that are allowable under ERISA.

Interest and dividends from these assets, and loan interest, were as follows:

	Years Ended December 31,
Description	2004	2003

SBC Communications Inc. Common Stock	$247	$298
Merrill Lynch Retirement Preservation Trust	379	495
ING International Value Fund Cl A	126	7
ING International Value Fund Cl A GM	—	2
Merrill Lynch Global Small Cap Fund Cl I	1	2
Pimco Total Return Fund Cl A	118	87
Pimco Total Return Fund Cl A GM	15	39
Oppenheimer Quest Balanced Fund Cl A	—	3
Lord Abbett Mid Cap Value Cl P	23	6

Total	909	939
Participant loan interest	76	84

Total	$985	$1,023

Note 6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500 at December 31:

(amounts in thousands)	2004	2003

Net assets available for benefits per the financial statements	$45,342	$42,224
Amounts allocated to withdrawing Participants	—	(154)

Net assets available for benefits per the Form 5500	$45,342	$42,070

The following is a reconciliation of the benefits paid to Participants per the financial statements to Form 5500 for the years ended December 31:

(amounts in thousands)	2004	2003

Benefits paid to Participants per the financial statements	$5,324	$5,225
Add: Amounts allocated to withdrawing Participants at December 31, 2004	—	154
Less: Amounts allocated to withdrawing Participants at December 31, 2003	(154)	(169)

Benefits paid to Participants per Form 5500	$5,170	$5,210

Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003, but not yet paid as of that date.

Note 7. Subsequent Events

In April 2005, the Board of Directors of the Company authorized and approved the merger of the Plan with and into the R.H. Donnelley 401(k) Savings Plan. The effective date of the merger is July 1, 2005.

DONTECH PROFIT PARTICIPATION PLAN
EIN 36-4190375, PLAN NO. 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

		(c) Description of investment including
	(b) Identity of issue, borrower, lessor or	maturity date, rate of interest,
(a)	similar party	collateral, par, or maturity value		(d) Cost	(e) Current Value

	AIM Basic Value Fund Cl A	Mutual Fund Shares	$	**	$625,709
	Fidelity Advanced Small Cap Fund Cl T	Mutual Fund Shares		**	912,170
	ING International Value Fund Cl A	Mutual Fund Shares		**	2,398,781
	Lord Abbett Mid Cap Value Cl P	Mutual Fund Shares		**	873,715
*	Merrill Lynch Fundamental Growth Fund Cl I	Mutual Fund Shares		**	1,110,778
*	Merrill Lynch Global Small Cap Fund Cl I	Mutual Fund Shares		**	286,095
	Oppenheimer Quest Balanced Value Fund Cl A	Mutual Fund Shares		**	752,424
	PIMCO Total Return Fund Cl A	Mutual Fund Shares		**	2,783,432
	Van Kampen American Value Fund	Mutual Fund Shares		**	2,281,036
	Van Kampen Emerg GR Fund Cl A	Mutual Fund Shares		**	992,929

		Subtotal			13,017,069

*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trust		**	9,762,698
*	Merrill Lynch Equity Index Trust I	Common/Collective Trust		**	12,813,549

		Subtotal			22,576,247

*	R.H. Donnelley Corporation	Common Stock Shares		**	4,177,735
*	SBC Communications Inc	Common Stock Shares		**	4,177,390

		Subtotal			8,355,125

*	Participant Loans	Rates ranging from 6.0% — 11.50%, due through June 2014		**	1,259,624

		Total Assets Held at End of Year			$45,208,065

*	Party-in Interest
**	Cost is not presented, as investments are Participant directed.

DONTECH PROFIT PARTICIPATION PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The DonTech II Partnership (the administrator of the DonTech Profit Participation Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DonTech Profit Participation Plan

BY: /s/ Steven M. Blondy

Steven M. Blondy Senior Vice President & Chief Financial Officer

Date: June 28, 2005